CANPLATS RESOURCES CORPORATION
#1180— 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

        NOTICE IS HEREBY GIVEN that the annual general meeting of the members of Canplats Resources Corporation (the “Company”) will be held in Terrace Room “B” of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, the 12th day of December, 2002, at 3:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;

2.

To receive the audited financial statements of the Company for the year ended July 31, 2002 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To elect Directors;

4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

5.

To grant authority to the Directors to amend existing and any new stock options granted to Insiders, including amendments to reduce the exercise price of such options, provided such amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of amendment;

6.	To ratify all acts and proceedings of the directors and officers since the last annual general meeting;

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

        Accompanying this Notice is the Company’s 2002 Annual Report (containing the Directors’ Report to Shareholders), the audited financial statements of the Company for the year ended July 31, 2002, an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

        Members are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

        DATED at Vancouver, British Columbia, this 4th day of November, 2002.

BY ORDER OF THE BOARD

"Linda J. Sue"

Linda J. Sue, Corporate Secretary

CANPLATS RESOURCES CORPORATION
#1180— 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canplats Resources Corporation (the “Company”) for use at the Annual General Meeting of the Members of the Company (the “Meeting”) to be held on Thursday, December 12, 2002 at the time and place for the purposes set forth in the Notice of Meeting distributed with this Information Circular. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of this solicitation will be borne directly by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors or officers of the Company. A member wishing to appoint some other person (who need not be a member) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, #1180 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and the appointment of auditors as stated under those headings in this information circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will on a poll be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 common shares without par value
Issued and Outstanding:	11,044,803 common shares without par value

Only members of record at the close of business on November 4, 2002 (the “Record Date”) who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote, and on a poll, every member present in person or represented by proxy shall have one vote for each share of which the member is the registered holder.

As of November 4, 2002, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 2,646,500 common shares of the Company, representing 24.0% of the outstanding common shares.

To the knowledge of the Directors and senior officers of the Company, no person or company beneficially holds directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members or until their successors in office are duly elected. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Meeting was published in The Province newspaper on October 2, 2002.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of securities of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares
R.E. Gordon Davis(3) Chairman, President and Director Canada	Independent businessman and corporate director; From April 1995 to April 1999, Chairman of Golden Knight Resources Inc., a mineral resource company	Since Oct. 1, 1999	961,500
A. Terrance MacGibbon(3) Director Canada	Geologist; President and a director of Fort Knox Gold Resources Inc. since November 1997; Prior to November 1997, employed in various positions for 30 years by Inco Ltd., a mineral resource company	Since Oct. 1, 1999	Nil
Robert A. Quartermain Director, Vice President, Operations & COO Canada	Geologist; Since 1985, President and director of Silver Standard Resources Inc., a mineral resource company; From February 1995 to April 1999, President, CEO and director of Golden Knight Resources Inc., a mineral resource company	Since Mar. 15, 2000	447,000
James W. Tutton(3) Director Canada	Independent businessman, director of five mineral exploration companies in Canada	Since Oct. 1, 1999	113,000

NOTES:

(1)	The information as to country of residence and principal occupation has been furnished by the respective directors individually.
(2)	The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually
(3)	Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) of the Company, regardless of the amount of compensation of that individual, each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 or more whether or not they are an executive officer at the end of the financial year.

The Company currently has one named executive officer, R.E. Gordon Davis (the “Named Executive Officer”). The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officer during the year ended July 31, 2002:

Summary Compensation Table

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen sation	No. of Securities under option	Restricted Shares or restricted share units	All Other Compen sation (2) (3)
R.E. Gordon Davis, President	2000 2001 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 180,000 180,000	Nil Nil Nil	Nil Nil Nil

(1)	Financial year ended July 31, 2000, July 31, 2001 and July 31, 2002.
(2)	Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company does not have any LTIP's.
(3)	Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the year ended July 31, 2002.

Option Grants in Last Financial Year

There were no stock options granted to the Name Executive Officer and the other directors of the Company during the year ended July 31, 2002.

Aggregated Option Exercises in Last Financial Year andFinancial
Year-End Option Values

There were no exercises of stock options during the year ended July 31, 2002 by the Named Executive Officer or directors of the Company.

Option Re-pricing

There were no re-pricings of stock options during the financial year ended July 31, 2002 in respect of the Named Executive Officer or directors of the Company.

Pension Plans

The Company does not provide retirement benefits for the Named Executive Officer or directors of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently-completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, no proposed management nominee for election as a director of the Company and no associate or affiliate of any such director, officer or proposed management nominee of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since August 1, 2001 (being the commencement of the Company’s last completed financial period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The Company has entered into a Management Services Agreement dated April 1, 2001 with an associated company, Silver Standard Resources Inc., with two common directors (R.E. Gordon Davis and Robert A. Quartermain) and common officers. Until January 1, 2002, the Company paid Silver Standard $4100 per month for rent, office and administrative services and reimburses Silver Standard for technical and geological services at cost plus 30% for benefits. On January 1, 2002, the fee was reduced to $2,500 per month.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of Proxy intend to vote for the appointment of Beauchamp & Company, Chartered Accountants, Vancouver, British Columbia as auditors of the Company to hold office until the next Annual General Meeting and for a resolution to authorize the directors to fix the remuneration of such auditors. Beauchamp & Company were first appointed auditors of the Company in December 1999.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Directors and senior officers, may however, be interested in the general authorization granted to the Company’s Board of Directors with respect to “Stock Options to Insiders” as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Options to Insiders

Since the date of the Company’s last annual general meeting, the Board of Directors, on behalf of the Company, has not granted any stock options. During the preceding year, however, the Board of Directors granted stock options to certain Insiders of the Company (as defined in the Securities Act of British Columbia). All such options were granted in accordance with the policies of, and were accepted for filing by, the TSX Venture Exchange. The Company’s Board of Directors is requesting, at this annual general meeting, the approval of disinterested shareholders to any amendments to such grants, including an amendment to reduce the exercise price.

For the purpose of satisfying any and all regulatory requirements, the Company is seeking the approval of disinterested shareholders, in advance, to each amendment which may be made by the Company to the terms of any options to be granted to Insiders, including amendments to reduce the exercise price of any stock options. Any new options will be granted and/or amended, or any alterations to existing options will be made, only in accordance with the Company’s Stock Option Plan and the policies of the TSX Venture Exchange in effect at the time of grant or amendment. The Company’s Stock Option Plan and the present policies of the TSX Venture Exchange with respect to options granted by Tier 2 Companies may be summarized as follows:

(a)

the aggregate number of shares that may be reserved for issuance pursuant to the granting of stock options shall not exceed 10% of the issued shares of the Company and must not exceed 5% of the issued shares of the Company to any one individual at the time of granting of the options;

(b)	options can be exercisable for a maximum of five years;

(c)	shares issued on the exercise of options granted are subject to a hold period of four months from the date of grant;

(d)

subject to a minimum price of $0.10 per share, the exercise price of an incentive stock option shall not be less than the market price on the day before the date on which the directors grant the options, less an allowable discount;

(e)	all options granted shall be non-assignable and non-transferable;

(f)	disinterested shareholder approval is required for an amendment to reduce the exercise price of any stock options granted to an Insider;

(g)	any amendment to the terms of an option agreement must be accepted for filing by the TSX Venture Exchange prior to the amendment becoming effective.

Accordingly, the members will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

        “RESOLVED that authority is hereby granted to the Directors to:

(a)	amend existing stock options granted to Insiders, including amendments to reduce the exercise price of such existing stock options; and

(b)	amend any new stock options to be granted to Insiders, including amendments to reduce the exercise price of such new stock options;

provided such options and amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of grant or amendment.”

Acts and Proceedings of Directors and Officers

It is proposed to ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the members of the Company. These acts and proceedings relate to the general management of the Company’s affairs, including the administration of its properties and all payments of money, as well as any acts taken by the directors to issue shares for cash, services or property, all as reflected on the Company’s records.

It is not known whether any other matter will come before the Meeting other than those set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement.

BOARD APPROVAL

The Notice of Annual General Meeting dated November 4, 2002 and this Information Circular and accompanying Form of Proxy have been approved by the Board of Directors of the Company for mailing to members.

DATED at Vancouver, British Columbia, this 4th day of November, 2002.

BY ORDER OF THE BOARD

"Linda J. Sue"

Linda J. Sue, Corporate Secretary